                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)
                                 ---------------

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))

                      MADISON LIQUIDITY INVESTORS 117, LLC
                                MRI PARTNERS, LLC
                         MADISON CAPITAL MANAGEMENT, LLC
                                  HABERHILL LLC
                                 BRYAN E. GORDON
                               RONALD M. DICKERMAN
                               DOUGLAS H.S. GREENE
                       (Name of Filing Persons (Offerors))

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    571641208
                      (CUSIP Number of Class of Securities)

          Ronald M. Dickerman                     Douglas H. S. Greene
     Madison Capital Management, LLC                 Haberhill LLC
       410 Park Avenue, Suite 540                   11790 Glen Road
       New York, New York  10022                 Potomac, Maryland 20854
           (212) 687-0518                             (301) 299-8715

                                    Copy to:
                              David E. Martin, Esq.
                           100 Park Avenue, 22nd Floor
                            New York, New York 10017
                                 (212) 953-3822

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee
                            -------------------------
             Transaction Valuation*            Amount of Filing Fee
             ----------------------            --------------------
                  $1,925,000                           $385

___________________________

* For purposes of calculating the filing fee only. This amount assumes the purchase of 7,000 Units of the subject company at $275 in cash per Unit.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
    Amount Previously Paid: $385           Filing Party: Madison Liquidity Investors 117, LLC
    Form or Registration Number: 5-62003   Date Filed: September 21, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1.  Summary Term Sheet.

         (a) The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the subject company is Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, Maryland 20817, and its telephone number at that address is (301) 380-2070.

         (b) The Partnership had 70,000 Units of Limited Partnership Interest outstanding as of June 15, 2001, according to its Quarterly Report on Form 10-Q for the quarter ended September 7, 2001, dated October 22, 2001.

         (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and Section 8 - "Effects of the Offer" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons

         (a)-(c) The information set forth in "Introduction," Section 11 - "Certain Information Concerning the Purchaser" and in Schedule I of the Offer to Purchase and in the Supplements thereto is incorporated herein by reference. During the last five years, none of the Purchaser, any of the other Bidders nor any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 4.  Terms of the Transaction.

         (a) This Schedule TO relates to the offer by Madison Liquidity Investors 117, LLC, a Delaware limited liability company (the "Purchaser"), and MRI Partners, LLC, Madison Capital Management, LLC, Haberhill LLC, Bryan E. Gordon, Ronald M. Dickerman and Douglas H.S. Greene, as co-bidders, to purchase up to 7,000 units of limited partnership interest ("Units") for cash at a price equal to $275 per Unit in cash, reduced by any cash distributions made or declared on or after September 21, 2001 (the "Offer Date"), with interest at the rate of 7% per annum from the Expiration Date to the date of payment (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 2001 (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, as each may be supplemented or amended from time to time.

         The information set forth under the captions Section 1 - "Terms of the Offer" through Section 7 - "Certain Federal Income Tax Consequences" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a)     Not applicable.

         (b) The information set forth under the caption "Introduction - Establishment of the Offer Price" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a), (c)(1)-(7) The information set forth under the caption Section 9 - "Purpose of the Offer; Future Plans" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference. Except as set forth therein, neither the Purchaser any of the other Bidders nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser has or has had any plans, proposals or negotiations that relate to or would result in any of the transactions or matters described in clauses (c)(1) through (7) of Item 1006 of Regulation M-A.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth under the caption Section 12 - Source of Funds" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

         (b), (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)-(b) The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

         On October 15, 2001, Madison entered into an agreement with Sutter Capital Management, LLC ("Sutter") pursuant to which (a) Sutter agreed that for a one-year period neither it nor its affiliates would (i) acquire any Units in the Partnership or in Marriott Residence Inn Limited Partnership ("MRI I"), (ii) solicit proxies, become a participant in a proxy solicitation or participate in concert with any group with respect to any such Units or (iii) deposit any such Units in any voting trust or subject any such Units to a voting agreement or other arrangement with similar effect; and (b) Madison agreed that for a 90-day period neither it nor its affiliates would take any such action with respect to securities of an affiliated group of entities (other than the Partnership or MRI
I) to be designated within 24 hours by Sutter. Pursuant to this agreement, Sutter designated CNL Income Fund, Ltd. and its affiliates, publicly-registered entities with respect to which Madison and Sutter have made offers for interests. Sutter also agreed to provide Madison with a list of the names and addresses of the limited partners of the Partnership as of a recent date. The parties agreed to provide each other with notice of any acquisition of securities subject to the above strictures.

         The principal of Sutter, Mr. Dixon, is involved in transactions involving the same asset class as that of interest to the Purchaser and its co-bidders, and consequently speaks from time to time with Madison employees and principals. Madison became aware of Sutter's possession of a Unitholder list for MRI I earlier this year, and spoke with Mr. Dixon from time to time about obtaining access to it. Those conversations did not bear fruit until Mr. Dixon became willing to step aside from his interest in the Marriott entities in exchange for Madison's agreement to a standstill with respect to a prospect of his choosing.

         Madison is aware that Sutter has made previous offers for Units of the Partnership and MRI I based on solicitation material it received as a Unitholder of these Partnerships. The two offers of which Madison is aware are (a) Sutter's May 7, 2001 offer to purchase up to 3,000 Units of MRI I at $175 per Unit, scheduled to expire June 8, 2001, and (b) its September 10, 2001 offer to purchase up to 2,000 Units of MRI II at $250 per Unit, scheduled to expire October 5, 2001. Madison believes Sutter may have made other offers for Partnership and MRI I Units. As these Sutter offers were unregistered, Madison's knowledge of their terms is limited to that disclosed in the solicitation materials, and Madison does not know what the results of these offers were. Madison understands, based on Sutter's tender of Partnership and MRI I Units into Madison's offers, that Sutter owned an aggregate of 1,557 Units in the Partnership and 478 Units in MRI I prior to the date of its tenders.

         Sutter will tender to the Purchaser any Partnership and MRI I securities it acquires prior to termination of the Offer, waiving any withdrawal rights, and pursuant to this agreement will be prohibited from making any subsequent tender offers or other acquisitions (except for specified limited ones resulting from actions of the issuer) of Partnership or MRI I Units through October 14, 2002. In the absence of any other developments in the market for Partnership Units, the effect of this agreement may be a decrease in the market value of such Units as a result of a diminution of demand for them.

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Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

         None.

Item 10. Financial Statements.

         The information set forth in Section 11 - "Certain Information Concerning the Purchaser" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

Item 11. Additional Information.

         (a) The information set forth in "Introduction - Establishment of the Offer Price" and Section 14 - "Certain Legal Matters" in the Offer to Purchase and in the Supplements thereto is incorporated herein by reference.

         (b)      None.

Item 12. Exhibits.

         (a)(9)   Press release, dated November 14, 2001.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2001

                         MADISON LIQUIDITY INVESTORS 117, LLC

                         By: MRI Partners, LLC, Managing Member



                             By:  /s/ Ronald M. Dickerman
                                --------------------------
                                Ronald M. Dickerman, Managing Director

                         MRI PARTNERS, LLC

                         By: /s/ Ronald M. Dickerman
                             -----------------------
                             Ronald M. Dickerman, Managing Director

                         MADISON CAPITAL MANAGEMENT, LLC

                         By: /s/ Ronald M. Dickerman
                             ------------------------
                             Ronald M. Dickerman, Managing Director

                         HABERHILL LLC

                         By: /s/ Douglas H.S. Greene
                             -------------------------
                             Douglas H.S. Greene, Managing Member

                         /s/ Bryan E. Gordon
                         -------------------
                         BRYAN E. GORDON

                         /s/ Ronald M. Dickerman
                         -----------------------
                         RONALD M. DICKERMAN

                         /s/ Douglas H.S. Greene
                         -----------------------
                         DOUGLAS H.S. GREENE

                                  EXHIBIT INDEX

Exhibit           Description                                              Page

 (a)(9)           Press release, dated November 14, 2001.